EXHIBIT 99.1

Volvo Trucks Launches New Flagship Model for the North American Market

GOTEBORG, Sweden, Feb. 3, 2005 (PRIMEZONE) -- Volvo Trucks has today presented its new flagship truck, Volvo VT 880, to the North American market. The new truck is designed to meet the distinct needs of the premium owner operator market and is equipped with a new 16-liter engine, which will be assembled in the United States. The total investment is $67 MUSD.

The new Volvo VT 880 was launched today in Scottsdale, Arizona and is available for the U.S. and Canadian customers.

"I am very excited to present the new Volvo VT 880, which is developed to be a top of the line premium product, targeted for the performance and image-oriented owner operator segments. The new 16 litre Volvo engine is the most powerful in North America."

"This is indeed a very impressive machine which will broaden Volvo Trucks' business in North America. The Volvo VT 880 will attract new customer groups and the 16 litre engine offers a new business opportunity," said Peter Karlsten, VTNA president and CEO.

The D16 engine is the first of the new family of Volvo Group engines to be introduced in North America and is equipped with an exhaust gas recirculation system to meet the 2004 emissions standards. It is also prepared to meet the tough future emissions standards in 2007 and 2010.

"The Volvo VT 880 demonstrates Volvo's deep commitment to North America, and reinforces our leadership in the areas of driver productivity, safety and design," said Karlsten. "Our customers recognize the value of this investment for their operations."

The production will take place at the New River Valley Plant in Dublin, Virginia and will start at a low level and ramp up, with full production in the fourth quarter of this year. The first truck will be delivered in June, 2005. The Volvo D16 engine, which is available with 500, 550, 600 and 625 horsepower, will be assembled in Hagerstown in the United States.

February 3, 2005

For further information, please contact:

Claes Claeson, Volvo Trucks, telephone +46 31 663608, mobile +46 708 363908, e-mail claes.claeson@volvo.com or

Jim McNamara, Volvo Trucks North America, Inc., telephone +1 336 3932143, mobile +1 336 2100630, e-mail james.mcnamara@volvo.com

Note to editors: High-resolution photographs of the Volvo VT 880 and Volvo D16 can be viewed and downloaded at www.volvotruckpictures.com. Logon with username: VOLVOXTNL (all caps) and password: guest (lowercase). Click on "Category Search," then "News Release Photos."

Volvo Trucks sells trucks and transport solutions, specialized in heavy trucks with total weights above 16 tons. The company's products are marketed in more than 130 countries. Volvo Trucks is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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